SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	August	2014
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated August 12, 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	August 12, 2014

SONDE RESOURCES CORP. PROVIDES DIAL-IN INFORMATION FOR SECOND QUARTER 2014 FINANCIAL AND OPERATING RESULTS SHAREHOLDER CONFERENCE CALL

CALGARY, ALBERTA - (Marketwired - August 12, 2014) - Sonde Resources Corp. ("Sonde" or the "Company") (TSXV: SOQ) (NYSE MKT: SOQ) will be hosting a conference call on Friday, August 15, 2014 at 2:00 p.m. MDT to provide a report on the Company's financial and operating results for the Quarter ended June 30, 2014. Mr. Toufic Nassif , President and CEO, and Mr. Kurt A. Nelson, Chief Financial Officer, will host the call. All interested parties may join the call by dialing 416-340-8530 or 800-769-8320. Please dial-in 15 minutes prior to the call to secure a line. The conference call will be archived for replay on the Sonde website within 72 hours of this conference call.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and development of oil and natural gas. Its undeveloped operations are located offshore North Africa and in Western Canada. See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information:

Sonde Resources Corp.
P.O. Box 65161 North Hill NW
Calgary, Alberta, Canada T2N 4T6

Kurt A. Nelson, Chief Financial Officer
Phone: (281) 928-9659
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	August 12, 2014	By:	/s/ Cheryl Clark

	Name & Title:		Cheryl Clark Assistant Corporate Secretary